SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2009

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL
Publicly-held Company
Corporate Taxpayer’s ID (CNPJ/MF): 33.042.730/0001 -04
Corporate Registry (NIRE): 3330001159-5

MINUTES OF THE ANNUAL SHAREHOLDERS’ MEETING OF COMPANHIA SIDERÚRGICA NACIONAL HELD ON APRIL 30, 2009 AND DRAWN UP IN SUMMARY FORMAT

1. Date, time and venue: Annual Shareholders’ Meeting held on April 30, 2009, at 11:00 am, at the Company’s headquarters, at Rua São José, 20, grupo 1602, parte, Centro, in the city of Rio de Janeiro.

2. Call Notices: Call notices were published on April 14, 15 and 16, 2009 in Diário Oficial do Estado do Rio de Janeiro on pages 65, 20 and 30, respectively, in Gazeta Mercantil newspaper, on pages A-9, A-5 and A-23, respectively, and in Jornal do Commercio do Estado do Rio de Janeiro, on pages A-13, A-17, A-3, respectively, said notices to be filed at the Company’s headquarters.

3. Attendance: Shareholders representing 54.38% of the Company’s voting capital, as evidenced by the signatures in the Shareholders Attendance Book, as well as the representative of KPMG

Auditores Independentes, Mrs. Carla Bellangero, and the Company’s Executive Officer, Mr. Otávio de Garcia Lazcano.

4. Presiding: The Board member Antônio Francisco dos Santos chaired the meeting and invited Mrs. Claudia Maria Sarti to act as secretary.

5. Agenda: (i) to examine the management accounts, verify, discuss and vote the Financial Statements and the Management Report for the fiscal year ended December 31, 2008; (ii) to resolve on the allocation of net income for the fiscal year ended December 31, 2008, including the capital budget proposal for the current fiscal year; (iii) to elect the members of the Board of Directors; (iv) to establish the management’s total annual compensation; and (v) to define the newspapers for the Company’s legal publications.

6. Resolutions: The following resolutions were taken by shareholders representing 54.38% of the Company’s voting capital, with the abstention of those legally prevented from voting and other duly registered abstentions and the vote instructions filed at the Company’s headquarters:

6.1. Authorization of the drawing up of these minutes in summary format and their publication without the signatures of those attending shareholders, pursuant to paragraphs 1 and 2 of article 130 of Law 6404 of November 15, 1976 ("Law 6404/76").

6.2. Approval, by unanimous vote of those attending shareholders, of the waiving of the reading of the Financial Statements, the Management Report and the Independent Public Accountants’ Report, all said shareholders being cognizant thereof.

6.3. Approval, by the majority of attending shareholders, of the Management Accounts, the Financial Statements and the Management Report related to the fiscal year ended December 31, 2008, published on March 30, 2009 in the Jornal do Commercio (pages C-1 to C-16), Gazeta Mercantil (pages A13 to A28) and on April 1, 2009, in the Diário Oficial do Estado do Rio de Janeiro (pages 14 to 33) and made available for shareholders on March 30, 2009, in accordance with the Notice to Shareholders published on March 30, 31, 2009 and on April 1, 2009, in the Diário Oficial do Estado do Rio de Janeiro (pages 70, 132 and 36, respectively), Jornal do Commercio (pages A-17, A-22 and A-13, respectively) and Gazeta Mercantil (pages A6, A16 and A10, respectively). The abstentions presented and also the abstentions of those legally impeded from voting are filed at the Company’s headquarters.

6.4. Approval, by unanimous vote of attending shareholders, the allocation of net income for the fiscal year ended on December 31, 2008 in the amount of R$ 4,675,526,467.07 (four billion, six hundred seventy-five million, five hundred twenty-six thousand, four hundred sixty-seven Reais and seven centavos), adjusted by (i) the addition of R$296,744.93 and R$56,226.02 deriving from dividends and interest on own capital assigned, respectively and (ii) the deduction of R$22,302,366.68 deriving from adjustments of Law 11,638/2007, amounting to R$4,653,577,071.34 to be allocated as follows: (i) pay the amount of R$268,405,382.00, as Interest on Own Capital, corresponding to the gross amount of R$0.353784 per share, and except for the immune and exempted shareholders, this amount is subject to a fifteen per cent (15%) withholding income tax, and this rate shall be applied to the shareholders domiciled in the country who do not assess income or assess it at the maximum rate lower than twenty per cent (20%), which in this case, they are subject to a twenty-five per cent (25%) withholding income tax, as provided for by Article 8 of Law 9,779/99; (ii) ratify the declaration of early distribution of dividends approved by the Board of Directors on August 12, 2008, in the amount of one hundred, sixty million Reais (R$160,000,000.00), corresponding to R$0.207935 per share and as of March 24, 2009, in the amount of one billion, five hundred million Reais (R$1,500,000,000.00), corresponding to R$1.977146 per share; (iii) allocate R$231,678,577.00 for the constitution of an investment reserve to meet the investments projects covered by the Capital Budget for the year then in progress approved herein, in compliance with the provisions of article 196 of Law 6,404/76; and (iv) constitute a reserve for Earnings to be Recognized over the non-mandatory dividend, in the amount of R$2,493,493,112.34. Considering that the maximum limit of the legal reserve has already been attained, no amount shall be allocated to such reserve.

6.5. Approval, by majority of attending shareholders, of a Board of Directors composed of 9 (nine) members. The abstentions and opposite votes are filed at the Company’s headquarters.

6.6. Pursuant to article 13, paragraph 2 of the Bylaws, the following shareholders were elected for the Company’s Board of Directors: firstly the following shareholder was re-elected:, ANTONIO FRANCISCO DOS SANTOS, Brazilian, married, business administrator, identity card IFP 1.307.360, enrolled in the individual roll of taxpayers (CPF/MF) under no. 112.375.706 -20, appointed by CSN Investment Club; followed by the re-election of the shareholders BENJAMIN STEINBRUCH, Brazilian, married, industrialist, identity card SSP/SP 3.627.815 -4, enrolled in the individual roll of taxpayers (CPF/MF) under no. 618.266.778 -87; JACKS RABINOVICH, Brazilian, married, industrialist, identity card SSP/SP 1.179.678, enrolled in the individual roll of taxpayers (CPF/MF) under no. 011.495.638 -34; FERNANDO PERRONE, Brazilian, married, attorney, identity card IFP 2.048.837, enrolled in the individual roll of taxpayers (CPF/MF) under no. 181.062.347 -20; DIONÍSIO DIAS CARNEIRO NETTO, Brazilian, legally separated, economist, identity card IFP/RJ 1.887.610, enrolled in the individual roll of taxpayers (CPF/MF) under no. 060.011.061 -34; MAURO MOLCHANSKY, Brazilian, married, economist, identity card IFP/RJ 03.757.956 -2, enrolled in the individual roll of taxpayers (CPF/MF) under no. 721.527.028 -91; DARC ANTONIO DA LUZ COSTA, Brazilian, married, engineer, Navy Department identity card 227.070, enrolled in the individual roll of taxpayers (CPF/MF) under no. 242.165.507 -20; and YOSHIAKI NAKANO, Brazilian, married, business administrator, identity card (RG) 5.157.491 -3 and enrolled in the individual roll of taxpayers (CPF/MF) under no. 049.414.548 -04, and it was elected GILBERTO SAYÃO DA SILVA, Brazilian, married, businessman, identity card IFP/RJ 04.625.996 -6 and enrolled in the individual roll of taxpayers (CPF/MF) under no. 016.792.777 -90, all of them domiciled at Rua São José, 20, grupo, 1602, 16º andar. Thus, the Company’s Board of Directors comprises Messrs. Antonio Francisco dos Santos, Benjamin Steinbruch, Jacks Rabinovich, Fernando Perrone, Dionísio Dias Carneiro Netto, Mauro Molchansky, Darc Antonio da Luz Costa, Yoshiaki Nakano and Gilberto Sayão da Silva, all of whom with a term of office until the 2010 Annual Shareholders’ Meeting.

6.7. Approval, by majority of attending shareholders, of the establishment of the Management’s total annual compensation at a maximum of R$55,000,000.00 (fifty-five million Reais), being the contrary votes filed at the Company’s headquarters.

6.8. Approval, by unanimous vote of attending shareholders, of the change in the newspapers for the Company’s legal publications to Diário Oficial do Estado do Rio de Janeiro (Section V) and Jornal Valor Econômico.

7. Closure: There being no further business to be discussed, the meeting was adjourned for the time necessary to draw up these Minutes, which were read, found in compliance and signed by the Chairman and Secretary and all attending shareholders.

8. Documents Filed: The Notice to Shareholders, as well as the documents referred to in article 133 of Law 6,404/1976, the Annual Shareholders’ Meeting Call Notice, the Management Report, the Financial Statements and the Independent Public Accountants’ Report, as well as the Capital Budget are filed at the Company’s headquarters.

Rio de Janeiro, April 30, 2009.

This is a free translation of the original minutes, drawn up in the proper book.

Claudia Maria Sarti
Secretary

Companhia Siderúrgica Nacional

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 13, 2009

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Paulo Penido Pinto Marques
Paulo Penido Pinto Marques Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.